UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, November 5, 2021

Messrs.

COMISIÓN NACIONAL DE VALORES
Argentine Securities and Exchange Commission

Issuers´ Sub-Management Office

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: Material Fact

Dear Sirs,

I am pleased to address you on behalf of Empresa Distribuidora y Comercializadora Norte SA (Edenor SA) (the “Company”) in order to inform the investing public that Empresa de Energía del Cono Sur S.A., shareholder holding 100% of EDENOR's Class A Shares, has informed us of the authorization of Comision Nacional de Valores to the tender offer for EDENOR's Class B and C Shares, as per the attached note.

Yours faithfully,

Silvana Coria

Market Relations Officer

City of Buenos Aires, November 5, 2021

Argentine Securities and Exchange Commission

(Comisión Nacional de Valores)

25 de Mayo 175

City of Buenos Aires

Ref.: Reporting of Relevant Fact – Authorization of Tender Offer of Class B Shares and Class C Shares of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) by the Argentine Securities and Exchange Commission (“CNV”)

Dear Sirs,

As required by Chapter II, Title III of the CNV Rules (T.O. 2013) (the “CNV Rules”), we are writing to inform you that on November 4, 2021, the Board of Directors of the CNV formally approved the mandatory tender offer (the “Offer”) of Empresa de Energía del Cono Sur S.A. (“Edelcos” or the “Offeror”) addressed to all the holders of Class B and C Shares of Edenor, with a par value of 1 Peso each and the right to one vote per issued and outstanding share, free and clear of any lien, pledge or precautionary measure and not owned directly or indirectly by the Offeror at the time of the Offer.

The Offered Price per share is $ 29.34 calculated according to the valuation methods set forth in the CNV Rules.

For the purposes of calculating the price challenge period provided for in Article 96 of Law No. 26.831, it is hereby informed that all the documentation of the Offer was gathered on October 29, 2021.

Once the conditions established by the CNV are lifted, the announcement of the offer and the relevant prospectus will be published.

Yours sincerely,

Empresa de Energía del Cono Sur S.A.

Ricardo Nicolás Mallo Huergo

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: November 5, 2021